Filed Pursuant to Rule 433
Dated September 1, 2023
Relating to Prospectus dated August 23, 2023
Registration Statement No. 333-273842

September 1, 2023

Dear Shareholder,

If you haven’t already enrolled, we wanted to take a moment to remind you that Enterprise Bancorp, Inc., or the “Company,” has a Dividend Reinvestment and Direct Stock Purchase Plan, which we refer to in this letter as the “Plan.”

The Plan provides you with the opportunity to reinvest the cash dividends you receive on your shares of Enterprise common stock for additional shares of Enterprise common stock. Additionally, the direct stock purchase plan feature of the Plan permits our shareholders and new investors to purchase shares of our common stock directly from us without a broker, subject to the terms of the Plan.

To participate in the Plan, you must hold your shares of Enterprise common stock through an account with our transfer agent, Computershare. You may enroll by accessing your account at www-us.computershare.com/investor. If you do not have an account login, you will first need to create one on Computershare’s website. Once enrolled, you may elect to participate in the dividend reinvestment feature of the Plan (full or partial), the optional direct stock purchase feature of the Plan, or both. Shares of Enterprise common stock purchased under the Plan are issued directly from us and are added to your Computershare account.

The Plan prospectus, which provides details of the Plan, has been updated to include current information about the Company and can be found at www.enterprisebanking.com by selecting the menu option “Investor Relations,” located at the bottom of our homepage under “About Enterprise,” and then “Dividend Reinvestment & Direct Stock Purchase Plan,” located near the bottom of the left-hand banner of the Investor Relations webpage.

Should you have any questions about the Plan or require assistance enrolling, please contact Lauren Adie, Senior Shareholder and Investor Relations Specialist, at 978-656-5584 or Lauren.Adie@ebtc.com. As always, we thank you for the confidence and trust you have placed in Enterprise.
Sincerely,

George L. Duncan	Jack P. Clancy, Jr.	Richard W. Main
Chairman	Chief Executive Officer	President

Participation in the Plan is voluntary, and we give no advice regarding your decision to join, or withdraw from, the Plan. Participation in the Plan may begin or terminate at any time. If you decide to participate, Enrollment Forms are available, and may be completed, online. You can access these services through the Plan administrator’s website, www-us.computershare.com/investor.
The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in our shares of common stock, you should read the Plan prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will send you the Plan prospectus if you request it by contacting Computershare at 1-888-218-4390.